1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 24, 2014	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

兗州煤業股份有限公司

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

Provision of Financial Guarantee to the Company’s Wholly-owned Subsidiaries and Granting of Authorization to Yancoal Australia and Its Subsidiaries to Provide Guarantees for the Daily Operation of the Subsidiaries of Yanzhou Coal Minging Company Limited in Australia

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The guarantee and the name of the guaranteed parties:

1. Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the Company”) was authorized to provide guarantees of a total amount not exceeding USD2 billion to the wholly-owned subsidiaries of the Company, namely Yancoal International (Holding) Company Limited (“Yancoal International (Holding)”), Yancoal International Resources Development Co., Ltd. (“Yancoal International Resources”), Yancoal International Technology Development Co., Limited (“Yancoal International Technology”) and Yancoal International (Sydney) Co., Ltd. (“Yancoal International (Sydney)”);

2. Yancoal Australia Limited (“Yancoal Australia”), a controlled subsidiary of the Company, and its subsidiaries were authorized to provide guarantees for daily operation to the wholly-owned subsidiaries or controlled subsidiaries of the Company in Australia with an annual amount not exceeding AUD500 million.

Amount of guarantees to the guaranteed parties extended this year:

1. As approved at the 2012 second extraordinary general meeting: the Company issued USD1.0 billion corporate bonds in the overseas market with Yancoal International Resources as issuer, Yanzhou Coal provided a guarantee thereon; the Company provided a bank guarantee of RMB3 billion in respect of the bank loan of USD455 million to Yancoal International (Holding); the Company also provided guarantee of RMB4.176 billion in respect of the bank loan of USD600 million to Yancoal International (Holding);

2. As approved at the 2011 annual general meeting, Yancoal Australia and its subsidiaries could provide guarantees to their subsidiaries with an amount not exceeding AUD300 million for their daily operations. During 2013, Yancoal Australia and its subsidiaries provided AUD156 million guarantees for the necessary operations to their subsidiaries in the form of bank guarantee etc.

The Company did not have overdue external guarantee. This authorization has to be submitted to the shareholders’ meeting for consideration and approval.

I. Introduction about this authorization of guarantee

(1) Basic information of this authorization of guarantee

1.	In order to meet the funding needs of the project construction and daily operation of the Company, the Company planned to use Yancoal International (Holding), Yancoal International Resources, Yancoal International Technology and Yancoal International (Sydney) as platform to fully leverage on their financing channels to carry out financing business. In order to ensure the smooth implementation of the financing plans of the Company and effectively reduce finance costs, the Company shall submit proposal to the shareholders’ meeting authorizing the Company to provide guarantee after the financing entity is identified for a total amount not exceeding USD2 billion.

2.	According to the general practice of the routine business of the operating companies in Australia, when they carry out operation, normally the parent companies will provide guarantees to their own subsidiaries. The guarantees for operation concerned include the provision of guarantee by Yancoal Australia to its subsidiaries, by the subsidiaries of Yancoal Australia to their subsidiaries, and by Yancoal Australia and its subsidiaries to the subsidiaries of Yancoal International (Holding) Company Limited in Australia. Such guarantees are issued in the form of bank guarantee.

In order to meet the needs of the assets of the Company and normal operation of its subsidiaries in Australia, further reduce operating costs, and in accordance with the Australian Corporate Law and the relevant laws and regulations, proposal will be submitted at the shareholders’ meeting for approving Yancoal Australia and its subsidiaries to provide guarantees for the daily operation of the subsidiaries of the Company in Australia for an annual amount not exceeding AUD500 million.

3.	The Chairman of the Board is authorised to, in accordance with the best interest of the Company and the relevant laws and regulations as well as the opinions and suggestions of the regulatory authorities, deal with all matters in respect of the guarantees, which include but are not limited to the following matters:

(1)	to determine the appropriate wholly-owned subsidiaries which will be provided with the guarantees based on the financing needs;

(2)	to determine the exact terms and conditions of the guarantee agreements, which include but are not limited to the amount, term, scope and method of guarantee; and executing the guarantee agreement(s) and other relevant legal documents;

(3)	to deal with the filing and reporting of documents and information in respect of the guarantee(s) and other relevant matters;

(4)	the aforementioned authorization shall be valid after it is approved by the shareholders at the annual general meeting until the date of convening the next annual general meeting of the Company. After the expiry of the term of authorization, save and except where the circumstances require the person(s) so authorized to exercise his powers in relation to any contracts, agreements or decisions regarding the financial guarantees that have been made within the term of authorization, the powers granted hereunder shall not be exercised thereafter.

(2) Process of internal decision-making for performing this authorization of guarantee

The “Proposal in relation to provision of financial guarantee to the Company’s wholly-owned subsidiaries and granting of authority to Yancoal Australia and its subsidiaries to provide guarantees for the daily operation of the subsidiaries of the Company in Australia” was considered and approved at the twentieth meeting of the fifth session of the board of directors of the Company held on 21 March 2014, and will be submitted to the 2013 annual general meeting for consideration and approval.

II. Basic information of the guaranteed parties

For the basic information of the guaranteed parties, please refer to Appendix 1 – Provision of financial guarantee to wholly-owned subsidiaries : Basic information of the guaranteed parties, Appendix 2 – Granting of authorization to Yancoal Australia and its subsidiaries to provide guarantees for daily operation: Basic information of the guaranteed parties.

III. Contents of the guarantee agreement and guaranteed parties

At present, the Company has not yet signed any guarantee agreement. The Company will perform the guarantee matters based on the arrangements of the financing activities and the actual situations of the Company, and strictly perform the guarantee matters during the term of the guarantees in accordance with the authorization by the shareholders at the shareholders’ meeting.

IV. Opinion of the Board

All members of the Board of the Company (including the independent directors) are of the view that the above guarantee matters meet the operational development needs of the Company and its subsidiaries; the guaranteed parties of the financial guarantee are wholly-owned subsidiaries of the Company. The provision of guarantees by Yancoal Australia and its subsidiaries to the subsidiaries of the Company in Australia is for the daily operational needs, and this complies with the laws and regulations of Australia and the local operational practice. The above guaranteed parties are wholly-owned subsidiaries of subsidiaries controlled by the Company, therefore, the Company believes that the risk arising from the guarantee can effectively be controlled and prevented, and this matter will not be detrimental to the interests of the Company and its shareholders.

V. Number of cumulative external guarantees and outstanding guarantees

As at the date of this announcement, the accumulative amount of the external guarantees provided by the Company (all of which are guarantees provided by the Company to its wholly-owned subsidiaries or controlled subsidiaries) was RMB33.172 billion in aggregate, representing 85.10% of the audited net assets of 2013 in accordance with the Chinese accounting standard.

The Company does not have any overdue guarantee matter.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

21 March 2014

As at the date of this announcement, the Directors are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr.Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr.Wang Xiaojun and Mr. Xue Youzhi.

Appendix 1: Provision of financial guarantee to wholly-owned subsidiaries : Basic information of the guaranteed parties

												Unit: RMB100 million
Serial #	Name of company	Place of registration	Registered capital	Shareholding held by the Company	Operation scope	31 December 2013						Year 2013
						Total assets	Total liabilities	Net assets	Current ratio	Debt/Asset liabilities	Bank loans	Operating revenue	Net profit
1	Yancoal International (Holding) Company Limited	Hong Kong	USD2.8 million	100%	Foreign investment, development of mining technology, transfer & consulting services, import & export trade	166.58	143.39		86.08%	14.55	64.32	17.93	-2.98
2	Yancoal International Resources Development Co., Ltd.	Hong Kong	USD600,000	100%	Exploration & production of mining rersources	60.14	61.74	-1.6	102.66%	0.77	0	0	-0.39
3	Yancoal International Technology Development Co., Limited	Hong Kong	USD1 million	100%	Development of mining technology, transfer & consulting services	6.97	6.10	0.87	87.52%	6.10	0	0.69	0.69
4	兗煤國際(悉尼)有限公司	Sydney	USD500,000	100%	Investment & financing management, import & export trade	Newly set up company in 2013

Appendix 2: Granting of authorization to Yancoal Australia and its subsidiaries to provide guarantees for daily operation: Basic information of the guaranteed parties

	Basic situations of the guaranteed parties of Yancoal Australia										Unit: AUD ‘0000
Name of company	Place of registration	Registered capital	Shareholding held by the Company	Operation scope	31 December 2013						Year 2013
					Total assets	Total liabilities	Net assets	Current ratio	Current liabilities	Bank loans	Operating revenue	Net profit
Ashton Joint Venture Company	Non-legal person joint venture company	N/A	90%	Coal mining, washing and preparation	31,395.58	6,097.89	25,297.69	19.42%	4,668.50	0	81.60	-16,010.24
Austar Coal Mine Pty Limited	Victoria state	AUD64,000,000	100%	Coal mining, washing and preparation	399,515.91	391,472.70	8,043.22	97.99%	5,066.84	0	21,418.77	-46,657.64
Donaldson Coal Pty Ltd	New SouthWales state	AUD3,636,115.53	100%	Coal mining, washing and preparation	46,261.22	44,808.44	1,452.78	96.86%	4,165.56	0	22,982.40	-949.40
杜拉裡煤礦有限公司	New SouthWales state	AUD2	100%	Coal mining, washing and preparation	15,245.01	35,136.50	-19,891.49	230.48%	761.63	0	0.00	-7,632.00
斯特拉特福煤礦有限公司	Western Australia	AUD10	100%	Coal mining, washing and preparation	18,193.03	164,244.23	-146,051.19	902.79%	1,196.43	0	0.00	-53,476.24
Moolarben Joint Venture Company	Non-legal person joint venture company	N/A	80%	Coal mining, washing and preparation	63,886.55	5,648.51	58,238.04	8.84%	4,358.96	0	96.45	-34,276.08
Yancoal Resources Limited	New SouthWales state	AUD444,712,130	100%	Intermediary holding	79,075.66	50,596.66	28,479.00	63.99%	6,797.13	0	348.61	460.33
Yarrabee Coal Company Pty Ltd.	Queensland state	AUD92,080	100%	Coal mining, washing and preparation	43,461.20	29,000.28	14,460.92	66.73%	5,113.35	0	37,662.93	1,429.97

	Basic information of the security for guarantee of Yancoal International Holding) Company Limited										Unit: AUD ‘0000
Company guaranteed	Place of registration	Registered capital	Shareholding held by the Company	Operation scope	31 December 2013						Year 2013
					Total assets	Total liabilities	Net assets	Current ratio	Current liabilities	Bank loans	Revenue	Net profit
Athena Joint Venture Company	Non-legal person joint venture company	N/A	51%	Exploration	767.26	2.15	765.11	0.28%	2.15	0	0.27	-0.43
普瑞馬煤炭有限公司	Western Australia	AUD3,885,679	100%	Coal mining, washing and preparation	26,343.87	4,371.36	21,972.52	16.59%	3,576.58	0	17,396.40	1,259.02
Syntech Resources Pty Ltd.	New SouthWales state	AUD64,826.90	100%	Coal mining, washing and preparation	24,506.92	13,161.63	11,345.29	53.71%	3,085.23	0	10,785.00	-3,418.71
Tonford (Holding) Ltd	Victoria state	AUD46,407,918	100%	Exploration	5,668.54	1,935.52	3,733.02	34.14%	29.63	0	0.00	-21.45
Wilpeena (Holding) Ltd	Victoria state	AUD3,457,382	100%	Exploration	369.79	150.83	218.96	40.79%	0.40	0	0.00	-105.28

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC